December 24, 2008
via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	eResearchTechnology, Inc. Form 10-K for fiscal year ended December 31, 2007 Filed March 7, 2008 File No. 000-29100
Ladies and Gentlemen:
     Set forth below is the comment contained in your December 10, 2008 letter with respect to the above-captioned filing, together with our response to the comment.
Executive Compensation
1.	We note your response to comment two of our letter dated November 5, 2008, we reissue the comment in part. We requested a quantitative discussion of all terms of the necessary targets to be achieved for your named executive officers to earn their cash bonuses. In our prior letter, we noted that revenues, pre-tax income and bookings were used to determine executive incentive-based compensation. Your response indicates that disclosure of the revenues and pre-tax income targets would cause competitive harm to eResearch Technology because it would allow “competitors an insight into our core strategies...we believe that disclosing these specific Targets would provide our competitors the ability to realign their priorities to compete with us and provide potential strategies that a competitor may not otherwise have identified.” In particular we note that your actual revenues and pre-tax income for the company are known for fiscal 2007. Given that the actual revenues and pre-tax income are known, please disclose the specific performance targets used to determine the incentive amounts or provide us with detailed discussion of how the disclosure of each specific target would cause the company competitive harm. Specifically address why the disclosure of the specific targets would cause competitors to realign their priorities and provide potential strategies to a competitor.
     In our future filings, in addition to providing the disclosure referenced in our letter of November 24, 2008, we will also disclose the specific revenue and pre-tax income performance

Securities and Exchange Commission
December 24, 2008

targets we used as performance targets under our cash incentive program where we have previously reported our actual revenues and pre-tax income for the corresponding period.
     If further information or clarification with respect to this letter is desired, please contact the undersigned at (215) 282-5566.

Sincerely,

/s/ Keith D. Schneck Executive Vice President,
Chief Financial Officer and Secretary
cc:      Thomas G. Spencer, Esq., Duane Morris LLP